Filed by CF Acquisition Corp. V

(Commission File No.: 001-39953)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Additional subject companies:

Satellogic Inc.

(Commission File No. 333-258764)

CF Acquisition Corp. V and Satellogic Announce Effectiveness of Registration Statement

Special Meeting of Stockholders of CF Acquisition Corp. V (“CF V”) to Approve the Business Combination with Nettar Group Inc. d/b/a Satellogic (“Satellogic”) Will be Held on December 8, 2021, at 11:00 a.m. ET

CF V’s Board of Directors Recommends that Stockholders Vote “FOR” all Proposals, including the Business Combination Proposal

New York, NY and Charlotte, NC – November 12, 2021 – CF Acquisition Corp. V (Nasdaq: CFV), a special purpose acquisition company sponsored by Cantor Fitzgerald, and Satellogic, a leader in sub-meter resolution satellite imagery collection, announced today that the Securities and Exchange Commission (the “SEC”) declared effective Satellogic’s registration statement on Form F-4 in connection with their proposed business combination (the “Business Combination”).

CF V will hold a special meeting of its stockholders (the “Special Meeting”) on Wednesday, December 8, 2021, at 11:00 a.m. ET to approve the Business Combination. If the proposals at the Special Meeting are approved, the parties expect the Business Combination to close shortly thereafter, subject to the satisfaction or waiver, as applicable, of all other closing conditions.

Upon closing, the Satellogic’s Class A ordinary shares and redeemable warrants are expected to be listed on Nasdaq under the ticker symbols “SATL” and “SATLW”, respectively.

CF V filed a definitive proxy statement with the SEC on November 12, 2021, which is being mailed on or about November 15, 2021 to CF V stockholders of record as of the close of business on November 1, 2021 (the “Record Date”). CF V stockholders are urged to read the proxy materials, including, among other things, the reasons for the unanimous recommendation by CF V’s Board of Directors that stockholders vote “FOR” the business combination proposal and the other proposals.

Your vote “FOR” all proposals is important, no matter how many shares you own. If you have any questions or need assistance voting, please contact Morrow Sodali LLC, CF V’s proxy solicitor, by telephone at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400) or by email at CFV.info@investor.morrowsodali.com. CF V stockholders who hold shares in “street name” (i.e., stockholders whose shares are held of record by a broker, bank, or other nominee) should contact their broker, bank, or nominee to ensure that their shares are voted.

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About Satellogic

Founded in 2010 by Emiliano Kargieman and Gerardo Richarte, Satellogic is the first vertically integrated geospatial company, driving real outcomes with planetary-scale insights. Satellogic is building the first scalable, fully automated Earth Observation platform with the ability to remap the entire planet at both high-frequency and high-resolution, providing accessible and affordable solutions for customers.

Satellogic’s mission is to democratize access to geospatial data through its information platform to help solve the world’s most pressing problems including climate change, energy supply, and food security. Using its patented Earth imaging technology, Satellogic unlocks the power of Earth Observation (EO) to deliver high-quality, planetary insights at the lowest cost in the industry. With more than a decade of experience in space, Satellogic has proven technology and a strong track record of delivering satellites to orbit and high-resolution data to customers at the right price point.

More details can be found on Satellogic’s Investor Webpage: https://satellogic.com/investors/

About CF Acquisition Corp. V

CF Acquisition Corp. V is a blank check company led by Chairman and Chief Executive Officer Howard W. Lutnick. CF V was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CF V focuses on industries where its management team and founders have experience and insights and can bring significant value to business combinations.

About Cantor Fitzgerald

CF V is sponsored by Cantor Fitzgerald. Cantor Fitzgerald, with over 12,000 employees, is a leading global financial services group at the forefront of financial and technological innovation and has been a proven and resilient leader for over 70 years. Cantor Fitzgerald & Co. is a preeminent investment bank serving more than 5,000 institutional clients around the world, recognized for its strengths in fixed income and equity capital markets, investment banking, SPAC underwriting and PIPE placements, prime brokerage, commercial real estate and for its global distribution platform. Cantor Fitzgerald & Co. is one of the 24 primary dealers authorized to transact business with the Federal Reserve Bank of New York. Cantor Fitzgerald is a leading SPAC sponsor, having completed multiple initial public offerings and announced multiple business combinations through its CF Acquisition platform. For more information, please visit: www.cantor.com.

Additional Information

This press release relates to a proposed transaction between Satellogic and CF V. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, CF V, Satellogic and/or a successor entity of the transaction has filed relevant materials with the SEC, including an effective registration statement on Form F-4, which includes a prospectus of Satellogic and a proxy statement of CF V. The definitive proxy statement will be sent to all CF V stockholders. Satellogic, CF V and/or a successor entity of the transaction will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Satellogic and CF V are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Satellogic, CF V or any successor entity of the transaction through the website maintained by the SEC at www.sec.gov.

The documents filed by CF V with the SEC also may be obtained free of charge upon written request to CF Acquisition Corp. V, 110 East 59th Street, New York, NY 10022 or via email at CFV@cantor.com. The documents filed by Satellogic or any successor entity of the transaction with the SEC also may be obtained free of charge upon written request to Satellogic USA, Inc., 210 Delburg St., Davidson, NC 28036.

Participants in the Solicitation

Satellogic, CF V and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CF V’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers, and information regarding their interests in the business combination and their ownership of CF V’s securities are, or will be, contained in CF V’s filings with the SEC, and such information and names of Satellogic’s directors and executive officers are also in the registration statement on Form F-4 filed with the SEC by Satellogic.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CF V, Satellogic or any successor entity of the transaction, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction between CF V and Satellogic. Such forward-looking statements include, but are not limited to, statements regarding the closing of the transaction and CF V’s, Satellogic’s or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on CF V’s and Satellogic’s current expectations and beliefs concerning future developments and their potential effects on CF V, Satellogic or any successor entity of the transaction and include statements concerning (i) Satellogic’s ability to scale its constellation, (ii) Satellogic’s ability to meet image quality expectations and continue to offer superior unit economics, (iii) Satellogic’s ability to become or remain an industry leader, (iv) Satellogic’s ability to address all commercial applications for satellite imagery or address a certain total addressable market, (v) expectations regarding cash on the balance sheet following closing of the Business Combination and the PIPE offering and whether such cash will be sufficient to meet Satellogic’s business objectives and (vi) the expected timing of closing the transaction. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this press release. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by, an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CF V and Satellogic. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CF V’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by CF V’s stockholders, the satisfaction of the minimum trust account amount following any redemptions by CF V’s public stockholders and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (iv) the inability to complete the PIPE offering, (v) the effect of the announcement or pendency of the transaction on Satellogic’s business relationships, operating results and business generally, (vi) risks that the transaction disrupts current plans and operations of Satellogic, (vii) changes in the competitive and highly regulated industries in which Satellogic operates, variations in operating performance across competitors and changes in laws and regulations affecting Satellogic’s business, (viii) the ability to implement business plans, forecasts and other expectations after the completion of the transaction, and identify and realize additional opportunities, (ix) the risk of downturns in the commercial launch services, satellite and spacecraft industry, (x) the outcome of any legal proceedings that may be instituted against Satellogic or CF V related to the merger agreement or the transaction, (xi) volatility in the price of CF V’s or any successor entity’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Satellogic operates or plans to operate, variations in performance across competitors, changes in laws and regulations affecting Satellogic’s business and changes in the combined capital structure, (xii) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (xiii) the risk that Satellogic and its current and future collaborators are unable to successfully develop and commercialize Satellogic’s products or services, or experience significant delays in doing so, (xiv) the risk that Satellogic may never achieve or sustain profitability, (xv) the risk that Satellogic may need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all, (xvi) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations, (xvii) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations, (xviii) the risk of product liability or regulatory lawsuits or proceedings relating to Satellogic’s products and services, (xix) the risk that Satellogic is unable to secure or protect its intellectual property and (xx) the risk that the post-combination company’s securities will not be approved for listing on The Nasdaq Stock Market LLC or another stock exchange or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-4 and proxy statement/prospectus discussed above and other documents filed or to be filed by CF V, Satellogic and/or or any successor entity of the transaction from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Satellogic and CF V assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Satellogic nor CF V gives any assurance that either Satellogic, CF V or the combined company will achieve its expectations.

For downloadable assets, please visit: https://satellogic.com/investors/.

Contacts

Satellogic Investor Contact:

Chris Tyson/Doug Hobbs

MZ SPAC IR

(949) 491-8235

SATL@mzgroup.us

Satellogic

pr@satellogic.com

Investor Relations & Media Inquiries

FTI Consulting

Rachel Chesley / Antonia Gray

Satellogic@fticonsulting.com

CF Acquisition Corp. V

Karen Laureano-Rikardsen

KLRikardsen@cantor.com